UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 6, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Smart Energy Solutions, Inc.
File No. 0-26027 - CF#21862

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     Smart Energy Solutions, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 21, 2008 and amended on March 24, 2008.

     Based on representations by Smart Energy Solutions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 99.1   through February 26, 2018

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel